EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 24, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Auditors on Canada - United States of America Reporting Differences relating to changes in accounting principles that have a material effect on the comparability of the financial statements, changes in accounting principles that have been implemented in the financial statements and restatements of the financial statements) appearing in the Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 24, 2005